May 16, 2024

VIA EDGAR TRANSMISSION

Mr. John Coleman

Mr. Craig Arakawa

Ms. Melissa Gilmore

Mr. Kevin Woody

Division of Corporation Finance

Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	National Steel Company (Companhia Siderúrgica Nacional – CSN) Form 20-F for the fiscal year ended December 31, 2022

File No. 001-14732

Response to Staff Comment Letter Dated May 2, 2024

Dear Mr. Coleman, Mr. Arakawa, Ms. Gilmore and Mr. Woody:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by National Steel Company (Companhia Siderúrgica Nacional – CSN) (the “Company” or “CSN”) on May 2, 2024, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 27, 2023 and amended on April 25, 2024. For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

SEC Comment No. 1

Item 4. Information on the Company, page 1

Please provide an updated reconciliation with depletion due to mining activities for your resources/reserves as reported in the most recent year compared to the prior year, as required by Item 1304(e) of Regulation S-K and confirm that you will include this reconciliation in subsequent annual filings. Note that this is only required for material properties.

Response to Comment No. 1

The following table sets forth a reconciliation with the depletion of mineral resources (exclusive of reserves) for Casa de Pedra mine and Engenho mine in each of 2022 and 2023, considering our ownership interest of 78.2% as of December 31, 2021 and 79.8% as of December 31, 2022 and 2023:

	As of December 31, 2021	2022 Depletion	2022 Net Difference	As of December 31, 2022	2023 Depletion	2023 Net Difference	As of December 31, 2023
Mineral Resources (million tons)	2,895	(22)	1.17%	2,929	(28)	(0.96)%	2,901

_________________

Note: Figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not represent an arithmetic sum of the figures that precede them.

The following table sets forth a reconciliation with the depletion of mineral reserves for Casa de Pedra mine and Engenho mine in each of 2022 and 2023, considering our ownership interest of 78.2% as of December 31, 2021 and 79.8% as of December 31, 2022 and 2023:

	As of December 31, 2021	2022 Depletion	2022 Net Difference	As of December 31, 2022	2023 Depletion	2023 Net Difference	As of December 31, 2023
Mineral Reserves (million tons)	1,626	(24)	0.48%	1,634	(28)	(1.71)%	1,606

_____________

Note: Figures included in this table have been subject to rounding adjustments. Accordingly, figures shown as totals may not represent an arithmetic sum of the figures that precede them.

We will include updated annual reconciliation with depletion due to mining activities for our mineral resources and reserves in material mining properties in future filings.

SEC Comment No. 2

Item 4. Information on the Company, page 1

Please provide proposed disclosure of non-material resource and reserve tables which includes the following, as required by Item 1303(b)(3) of Regulation S-K:

•	the point of reference in which reserves and resources are calculated, such as in-situ, mill feed, saleable product, etc; and
•	the currency with respect to the pit optimization parameters on page 26.

Response to Comment No. 2

The point of reference in which our reserves and resources are calculated for our non-material properties is in-situ.

We will disclose the point of reference in which our reserves and resources are calculated in future filings.

Form 20-F for the year ended December 31, 2022:

The following table sets forth the pit optimization parameters for our non-material properties in millions of Brazilian reais.

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Diesel/Gasoline	3.783	11.692	5.276	2.841	2.084	1.842	1.968
Electrical Energy Variable	0.453	2.920	1.930	0.679	0.332	0.416	1.008
Wear Parts	-	-	344	0.004	0.073	0.098	0.226
Production and Distribution Material	2.450	3.546	2.036	1.743	0.788	0.999	1.536
Outsourced Activities	-	-	3.910	2.574	0.515	2.509	1.090
Mining Concessions and Royalties	-	-	1.218	0.773	0.461	0.452	0.420
Variable Cash Cost	6.687	18.158	14.714	8.614	4.253	6.316	6.249
Electrical Energy Fixed	-	-	429	0.221	0.093	0.099	0.361
Labor Expenses Own	4.049	14.747	7.080	4.781	3.372	3.521	3.221
Third Party Services	1.247	22.365	4.206	1.076	0.297	0.507	1.822
Maintenance Material	1.541	2.503	2.748	0.837	0.372	0.321	1.813
Other Cost	0.165	5.055	2.827	0.331	0.053	0.101	0.213
Fixed Cash Cost	7.002	44.668	12.971	4.541	3.292	3.197	6.161
Cash Cost	13.689	62.826	27.684	13.155	7.544	9.514	12.410
Depreciation and Amortization	0.387	30.452	22.383	6.710	4.243	1.257	2.590
Cost of Goods Sold	14.076	93.278	50.068	19.934	11.787	10.770	15.049
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

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*	With respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

Form 20-F for the year ended December 31, 2023:

The following table sets forth the pit optimization parameters for our non-material properties in millions of Brazilian reais:

	Alhandra	Arcos	Barroso	Caaporã	Cantagalo	Montes Claros	Pedro Leopoldo
Plant
Fuel	2.542	11.302	5.781	2.555	2.148	2.132	2.585
Electric Energy	0.406	2.201	1.678	0.340	0.187	0.283	0.845
Other Variable Costs	2.498	3.177	2.968	2.444	0.927	1.905	3.257
Variable Cost	5.445	16.680	10.426	5.339	3.261	4.320	6.687
Labor Expenses	6.081	17.574	3.421	2.044	2.920	1.713	1.980
Third Party Services	2.054	12.868	4.415	1.516	0.187	1.653	0.131
Maintenance (Material and Services)	2.990	16.598	3.923	0.852	0.284	0.354	2.236
Other Fixed Costs	(0.296)	4.549	(2.805)	0.217	0.132	0.169	0.068
Fixed Cost	10.829	51.590	11.756	4.630	3.522	3.889	4.415
Cash Cost	16.274	68.270	22.183	9.968	6.783	8.209	11.103
Price*	~10%	~10%	~10%	~10%	~10%	~10%	~10%

_________________

*	With respect to price parameters, we assume a margin of 10% over total cost of goods sold, since we do not conduct direct sales. With respect to commodity price, pricing dynamics for cement are a function of local supply and demand and are not, like other commodities such as steel and iron ore, pegged to an index or to global commodity prices. In addition, cement prices take into account the costs of cement plants, which may vary by plant and by company.

We will specify the currency with respect to the pit optimization parameters in future filings.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, CSN’s counsel, at +55 (11) 3927-7702.

Sincerely,

/s/ Antonio Marco Campos Rabello

___________________________________
Companhia Siderúrgica Nacional
By: Antonio Marco Campos Rabello

Title: Chief Financial and Investor Relations Officer

cc: Tobias Stirnberg

Milbank LLP

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